UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                    March 18,
2021
Wendy W. Gill
SVP     Chief Accounting Officer
Columbia Property Trust, Inc.
1170 Peachtree Street NE, Suite 600
Atlanta, Georgia 30309

        Re:      Columbia Property Trust, Inc.
                 PREC14A preliminary proxy statement filing made on Schedule
14A
                 Filed on March 15, 2021 by Columbia Property Trust, Inc. File No. 001-36113

Dear Ms. Gill,

        We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

        Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

        After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 14A

1. The first page of the proxy statement, as defined in Rule 14a-1(g)     and
distinguished from
   the Notice or any letter to shareholders     must be marked as preliminary.
Given that a
   preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please revise. See Rule 14a-6(e)(1) of Regulation 14A.
2. As required by both Rule 14a-6(d) and Item 1(b) of Schedule 14A, please place the date upon which the proxy statement will be mailed to shareholders on the first page of the proxy statement as defined under Rule 14a-1(g). At present, this date appears on page 72 of the proxy statement.
3. Notwithstanding the disclosure that appears on page 75 regarding the availability of the
   registrant   s Annual Report, please advise us, with a view toward revised disclosure, how
   Columbia Property Trust intends to comply with Rule 14a-3(b)(1).
 Wendy Gill
Columbia Property Trust, Inc.
March 18, 2021
Page 2

Proposal 1     Election of Directors, page 9

4. In light of the requirement under Item 5(b)(1)(iii) of Schedule 14A to state whether or not any of the participants have been the subject of criminal convictions within the last ten years, please provide us with a written reply on behalf of each participant in response to this line item notwithstanding the fact that a negative response need not be disclosed in the proxy statement filed under cover of Schedule 14A.

Potential Payments Upon Termination or Change in Control, page 59

5. Given that the solicitation in opposition, if commenced, could result in a majority or more of directors being elected who were not nominated by the registrant, please revise to describe whether or not the election of a majority of such nominees would constitute a change in control within the meaning of the term as it used within any of the
registrant   s governing
   documents, including any compensation arrangements. Please summarize the economic impact, if any, that would result if a change in control were to occur by virtue of the election of a majority or more of directors not nominated by the registrant.

Proposal 2     Advisory Approval of Executive Compensation, page 62

6. Please disclose the current frequency of shareholder advisory votes on executive compensation required by Rule 14a-21(a) and when the next such shareholder advisory vote will occur. See Item 24 of Schedule 14A.

General Information about the Annual Meeting, page 72

7. The disclosure indicates that proxy materials are first expected to be mailed to security holders on or about March 31, 2021. Please advise us, with a view toward revised disclosure, how the registrant complied with Item 23 of Schedule 14A regarding the delivery of documents to security holders sharing an address.

Form of Proxy

8. Please revise the disclosure in the bold typeface regarding the intended use of the discretionary authority available under Rule 14a-4(c)(1) so it conforms to the disclosure standard codified in that provision. At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised.
 Wendy Gill
Columbia Property Trust, Inc.
March 18, 2021
Page 3

       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers &
Acquisitions

cc:     Sebastian Niles, Esq.